Exhibit (a)(5)(iii)

JOLS’ CURRENT POSITION PAPER

ON THE LIQUIDATION ISSUES AS AT 26 MAY 2010

Expansion o f the Issues in the June 2007 Summons

The JOLs set out their preliminary views on the Issues and observations on the impact of particular issues on the liquidation and the rights of investors. Many of the Issues could have a profound effect on the rights of shareholders or creditors. The Court will need to hear full argument on the Issues so that it can reach binding decisions. The JOLs have considered how that might be achieved cost effectively and expeditiously. They have been persuaded that there will be a substantial saving if they adopt a position on Issues either when they have reached a view which is not seriously challenged on those Issues or, even when they know that their view is debatable, when they are nevertheless best placed to ensure that an argument is fully ventilated before the Court.

In relation to the Ranking Issues in Section B, the largest shareholder, Deutsche Bank, has asked to present the arguments which it claims would result in redemption creditors being treated as shareholders. For the reasons explained in Mr. Krys’ 63rd affidavit sworn on 25 May 2010, the JOLs are prepared to instruct counsel to present the contrary arguments on the Ranking Issues. The JOLs will report their conclusions on Issues 1 to 3 and will then expect to clarify their position on Issues 4 to 10.

This Position Paper should be read in conjunction with the 63rd affidavit of Kenneth Krys sworn on 25 May 2010 and in particular the comments made in the section entitled “Appearances on Issues and Representation.”

Introduction

The JOLs’ identification of Issues and the prioritisation of them are made with a view to promoting the objective of making a distribution to creditors and investors as soon as practically possible.

For ease of reference and understanding the JOLs attach a summary “flow chart” that reflects the order that the Issues are to be dealt with as outlined in this Position Paper.

Section A.                      OWNERSHIP OF ASSETS AND RESPONSIBILITY FOR LIABILITIES

I.
Has there been co-mingling of assets and liabilities (excluding assets and liabilities arising in re1ation to any litigation by the JOLs, the Sphinx Companies or the Trustee of the Sphinx Trust (“Litigation”)?

(i)           Issues

1.
Do any further steps need to be taken by the Joint Official Liquidators (“the JOLs”) to seek to establish ownership of particular assets (including any intra-group assets and claims but excluding assets arising in relation to Litigation),

a.	of each separate company within the SPhinX Group (a “Sphinx Company”); and

b.	of each segregated portfolio of a segregated portfolio company (“SPC”) within the SPhinX Group.

2.
Do any further steps need to be taken by the JOLs to seek to establish responsibility for particular liabilities (including any intra-group liabilities but excluding liabilities arising in relation to Litigation),

a.	of each separate Sphinx Company; and

b.	for which recourse may be had to the assets of each segregated portfolio of an SPC?

3.
Whenever the answer to Questions 1 and 2 is or becomes no, to what extent is it impossible or impracticable to identify which SPhinX Company or individual segregated portfolio within an SPC is the owner of the relevant assets or responsible for the relevant liabilities?

4.
If and to the extent that the answer to Question 3 is that it is impossible or impracticable to identify which SPhinX Company or individual segregated portfolio within an SPC is the owner of particular assets or responsible for particular liabilities, how should such assets and liabilities (“Co-mingled Assets” and “Co-mingled Liabilities”) be attributed or aggregated as between such companies or segregated portfolios?

a.	should the ownership of assets remain as it appeared as at the date of liquidation?

b.	should responsibilities for liabilities remain where they were as at the date of liquidation?

c.	should assets and/or liabilities be pooled?

(ii)           Impact

If the Court finds that it is either impossible or impractical to identify which SPhinX Company or segregate portfolio owns relevant assets or is responsible for relevant liabilities because they have been co-mingled, the Court may be persuaded that equitable principles should determine how the assets should be distributed as between different classes of creditors or investors and/or how liabilities should be allocated.

(iii)           JOLs’ Position

The JOLs are working on a report with a view to assisting the Court to answer Issues 1 to 4. They have not yet reached a conclusion on the answers to Issues 3 and 4. However, they believe it is important to reach a conclusion on Issues 3 and 4 as soon as possible. They point out that the Ranking Issues (in particular Issue 16) cannot be finally answered until it is known what assets belonged to particular SPhinX Companies or segregated portfolios.

It may be that insofar as Issue 4(c) seeks to ascertain whether liabilities are “pooled”, it will have to be resolved at the same time as Issue 5 (which deals with the distribution of a co-mingled fund and therefore also the ranking of differing claims in such an exercise). Issue 4(a) and (b) is otherwise concerned simply with the question of principle: whether the title to the assets of the SPhinX Companies or the segregated portfolios should be treated as having been co-mingled. Logically that has to be determined before the Court can address the principles according to which the co-mingled funds would be distributed.

II.           Treatment of assets and liabilities

(i)           Issues

5.
If the assets and/or liabilities should be pooled, in what manner will they be distributed to shareholders, third party creditors and redemption creditors? What par values would be used? Would the class rights of any group of shareholders or redemption creditors be preserved in any way during such a distribution? Would any class of person be subordinated to other creditors or shareholders?

6.
Can payment of the expenses of the liquidations incurred by the JOLs and the Liquidation Committee (other than in relation to Litigation) be made from (a) segregated portfolio assets of the SPCs in the SPhinX Group (b) the assets of different Sphinx Companies and (c) Co-mingled Assets, and, if so, in what proportions and subject to what maximum liability as between them?

(ii)           Impact

If the assets and/or liabilities of the SPhinX Companies are co-mingled then a distribution may not follow the statutory priorities for a liquidation and the assets and/or liabilities may have to be administered differently. It is not possible to assess the impact on creditors or shareholders of Issues 5 and 6 until the issues in Section B have been answered. It would be possible to answer Issue 6 before the Ranking Issues in Section B are resolved.

(iii)           JOLs’ Position

The JOLs are of the view that Issue 6 needs to be addressed as soon as possible after Issues 4(a) and (b) have been answered and before Issues 5, 7, 8, 9 and 10.

Issue 5 cannot be addressed before the Ranking Issues are resolved because the Court may wish to know the status of creditors and investors before deciding on a particular form of distribution. The JOLs believe that, whatever the form of distribution amongst creditors and investors, the Court will treat external creditors such as the Indemnity Claimants as retaining the same priority that they would have had in a liquidation.

Issue 6 needs to be resolved as a matter of urgency to eliminate uncertainty. The JOLs believe that even in the context of an equitable distribution the expenses of the JOLs and of the LC would fall to be paid pursuant to the implied right of indemnification that the JOLs or the SPhinX Companies as a group would have as trustees of the mixed fund.

III.           Litigation costs, expenses and liabilities

(i)           Issues

7.
Can payment of the expenses of the liquidations incurred by the JOLs and the Liquidation Committee in relation to Litigation (other than the Indemnity Claims referred to in Issue 8) be made from (a) segregated portfolio assets of those SPhinX Companies that are SPCs (b) the assets of other SPhinX Companies and (c) Co-mingled Assets, and, if so:

a.	in what proportions and subject to what maximum liability as between the different SPhinX Companies?

b.	in relation to any single SPhinX company does payment have to be made from any particular assets referenced to any particular class of shareholders or creditors?

c.	how should provision be made in relation to those expenses prior to any distribution of assets if the Litigation has not been concluded?

8.
As between the SPhinX Companies and the segregated portfolios in relation to any provision as may be required by the Court to be established (“Indemnity Reserve”) in relation to alleged contingent liabilities to persons claiming to have the benefit of an indemnity granted by a Sphinx Company (“Indemnity Claims”):

a.
Which of the SPhinX Companies and which of the segregated portfolios is required to contribute to the indemnity reserve to be established in respect of the Indemnity Claims, and in what proportions and subject to what maximum liability?

b.	Within the SPhinX Companies which are required to contribute, does that contribution have to be made from assets referenced to any one class of creditor or class of shareholder?

c.	Does the answer to (a) vary (and if so, how) according to the terms of and parties to such indemnities, and the circumstances which are said to justify the Indemnity Claim?

9.
Which of the SPhinX Companies and which segregated portfolios are entitled to a share of the proceeds of the Litigation, in what proportions as between them and/or subject to what maximum entitlement? In each case, which creditors are entitled to payment from such proceeds and/or which class or classes of shareholders are entitled to distributions from such proceeds?

10.	Does the answer to Issues 7, 8 or 9 differ depending on whether the proceeds are derived from the SMFF Claims or the PlusFunds Claims?

(ii)           Impact

The JOLs incur costs and expenses in relation to the management of the US Litigation and would be likely to incur costs in the future if further litigation were to be commenced in any other jurisdiction for example to advance claims or seek enforcement of judgments. Issues 7 and 8 and 10 seek to determine how these expenses should be allocated.

The SPhinX Companies may have incurred contingent liabilities in respect of the Indemnity Claims. Issue 8 is intended to address the apportionment as between the SPhinX Companies and/or SPCs of any provision that has to be made for Indemnity Claims. The provision required by the Court was substantial and a resolution of Issue 8 is a necessary precursor to any interim distribution.

Issues 9 and 10 seek a determination in relation to the proceeds of litigation. The resolution of Issues 9 and 10 will determine whether and/or to what extent the litigation proceeds when received in any part of the group structure form part of the general assets of the SPhinX Companies or are available only to those who invested in S MFF. The answer may differ according to whether the proceeds result from the S MFF Claims or the PlusFunds Claims.

(iii)           JOLs’ Position

The JOLs believe that Issues 7 to 10 should be determined as a group of Issues because the apportionment of the Litigation costs and expenses under Issues 7 and 8 as between the SPhinX Companies might be linked with the entitlement to the proceeds of Litigation (Issue 9). The JOLs recognise that it is also possible that all those SPhinX Companies, which have individual liability to the Indemnity Claimants under the terms of their indemnities, would have to share the burden of those liabilities between themselves without any, or any commensurate, benefit from the Litigation.

In relation to Issue 8, the JOLs have already sought to establish the amount of provision that was required to be made in respect of Indemnity Claims when the proposal was to distribute surplus funds to scheme administrators in the context of a scheme of arrangement. At the date of this paper the Court has not yet delivered its ruling on the adequacy of the measures that were proposed in relation to certain of the Indemnity Claims. If there is to be no scheme of arrangement then the arrangements may need to be revisited before there can be any other distribution.

The answer to Issues 7 to 10 will be affected by the outcome of Issues 4 and 5 and a number of the Issues in Section B such as the validity of the S Shares. It is therefore not sensible to address Issues 7 to 10 in advance of Issue 3 to 5. These also need to take into account the outcome of the Ranking Issues in Section B because there is a dispute between S Shareholders/Redemption Creditors and Ordinary Shareholders as to which of them bears the burden of the costs and liabilities referred to in Issues 7 and 8.

The JOLs have not yet reached a concluded view on Issues 7 to 10 since Issues 3 to 5 and the Ranking Issues in Section B remain unresolved. It is premature at this stage to state what position the JOLs are likely to take on these Issues. They nevertheless consider that it is important at this stage to devise a timetable which ensures that Issues 5, 7, 8, 9 and 10 are resolved soon after the Issues in Section B.

SECTION B	RANKING OF CLAIMS IN THE LIQUIDATIONS: S SHARES AND REDEMPTIONS (“RANKING ISSUES”)

I.           Status of S Shares

(i)           Issues

11.
In relation to each SPhinX Company that purported to issue S Shares, were such shares issued and, if so, was such issue valid or invalid, and if valid, what were the rights and liabilities attaching to such S Shares? In particular,

a.	Were the terms of the S Shares ascertainable and properly recorded or unclear and not properly recorded?

b.	If valid, was the issue of such S Shares a good discharge for the liabilities of the relevant SPhinX Company to shareholders who had made a valid redemption request?

c.	Did the issue of the S Shares with deferred payment rights constitute “payment” or “full payment” under the articles of the relevant company to which the redemption request had been made?

d.	Were the recipients of the S Shares bound to accept S Shares and, if not, have they lost their right to reject the same?

e.	What power or authority existed for the issue of S Shares (either in discharge of the debts of the issuing company or for the debts of any other company)?

f.
Was the issue of S Shares by SMFF (or any other company) in breach of the Temporary Restraining Order of 16 December 2005 (the “TRO”) or did insolvency of the Companies or the terms of Section 37 of the Companies Law (2005 Revision) operate so as to render the satisfaction of the redemption claims by the issue of S Shares invalid?

12.
If the S Shares were valid, are they a separate class of shares and what rights were attached to them? Are their rights of participation in any payment from the SPhinX Companies restricted to any particular asset or class of assets and what is their par value?

13.
If the S Shares were invalidly issued, what rights do investors have who received S Shares? Are their rights of participation in any payment from the SPhinX Companies restricted to any particular asset or class of assets and what is their par value?

(ii)           Impact

The terms of the S Shares if valid are uncertain but appear to be tied to recovery of the loss of the US$263m from the US$312 million which had been on deposit at RCM, which may then have the result that the S Shareholders are able to have recourse to the proceeds of the US litigation but are not able to have recourse to any other assets.

If the S Shares are invalid then it may be that the S Shareholders would either be treated as creditors in respect of their redemption claims (ranking ahead of shareholders but after, or alongside, third party creditors) or revert back to their original position as shareholders of the Company in which their redemption was made (see below).

Whether the S Shareholders are to be treated as shareholders or redemption creditors, in either case it may be that the assets from which their claims should be paid are restricted to those available to the S MFF companies (see Issues 11 and 12).

(iii)           JOLs’ Position

The JOLs do not consider that the S Shares were valid or that the terms are capable of being ascertained. Subject to the answer to Issues 16, 17 and 18 the JOLs consider that the S Shareholders should be treated as redemption creditors. For the reasons given in the 63rd affidavit of Mr. Krys sworn on 25 May 2010, the JOLs propose to argue that the S Shares were not valid and that their rights as redemption creditors are not confined to any particular class of asset.

II.           Suspension of Redemptions on 14 June 2006

(i)           Issues

14.
In relation to each SPhinX Company was a resolution passed or binding decision otherwise made by the directors suspending or purporting to suspend redemption of shares with a date for redemption on or after on or about 14 June 2006? If such a resolution was passed or decision made, was it ineffective in relation to shareholders who had already served notice of their intention to redeem:

a.
because, contrary to the articles of association, there was no prior consultation with PlusFunds as the Investment Manager of the SPhinX Funds, even though PlusFunds had on 6 March 2006 been placed under the protection of Chapter 11 of the US Bankruptcy Code;

b.	because the resolution was not passed or decision made on any of the grounds specified in the articles of association as the grounds for suspending the redemption of shares;

c.	because of the effect of any resolution for voluntary winding up passed on 30 June 2006 by the relevant SPhinX Company; or

d.	for any other reason?

(ii)           Impact

If redemptions were not suspended then those shareholders who submitted redemption requests to take effect on or before 30 June 2006 may rank as redemption creditors subject to the answers to Issues 16, 17 and 18.

(iii)           JOLs’ Position

The JOLs believe that shareholders of Sphinx Limited are prepared to argue that the suspension of redemptions was valid. There are substantial grounds for maintaining that there was no effective suspension of redemptions for the reasons given in the 63rd affidavit of Mr. Krys sworn on 25 May 2010 and the JOLs propose to argue that the suspension was not valid and that those who sought to redeem on or before 30 June 2006 became redemption creditors.

III.           Redemption Values and NAV Calculations

(i)           Issues

15.
If and to the extent that there are creditors of any of the SPhinX Companies with claims arising out of redemptions, can the NAV calculations on which the Redemption Price was based be re-opened and can the Redemption Price then be recalculated? if so, (i) in the circumstances which have occurred have the grounds for doing so been established (i) were the NAV calculations carried out properly (ii) if not, is it possible now to restate the NAV and how should that calculation be carried out (iv) should redemption claims with exposure to SMFF be valued on a different basis to other redemption claims.

(ii)           Impact

To the extent that any investors have unsatisfied redemption claims, the question is whether the value of their claims can be adjusted downwards because the NAV (on the basis of which the Redemption Price was calculated) did not take account of the loss of monies at RCM. If the value of their claims was adjusted downwards the Redemption Creditors would be placed on a more or less equal footing with equity.

(iii)           JOLs’ Position

The JOLs consider that the calculations of the Redemption Price communicated to Redemption Creditors cannot now be altered or adjusted but accept the contrary view is likely to be argued on behalf of shareholders.

IV.           Validity of Redemption Requests

(i)           Issues

16.
Were shares in respect of which payment of the redemption price was outstanding at the commencement of the winding-up, “shares which were or were liable to be redeemed [which] had not been redeemed by the date of the winding up” within the meaning of Section 37(7)(a) of the Companies Law.

17.
If the answer to 16 is yes, during the period beginning with the date on which it became liable to pay the redemption price and ending with the commencement of its winding up, could the relevant SPhinX Company have at any time lawfully made a distribution equal in value to the price at which the shares were to have been redeemed?

a.	Does the answer differ in the circumstances of any of the SPhinX Companies depending on the date when the outstanding redemption liabilities became due?

b.	Did the imposition of the TRO on 16 December 2005 prevent any of the SPhinX Companies from making lawful distributions to satisfy redemption liabilities?

c.	Would it have been lawful for SPhinX Companies against which redemption requests were made to use assets referable to or derived from investments maintained for different share classes?

d.
Were any of the Companies from which the redemptions were sought to be made insolvent or would any of them have been rendered insolvent by redemptions and, if so, would it have been lawful to have paid any redemption requests?

18.
What order of priority does Section 37(7) impose in respect of redemption creditors, ordinary creditors and non-redeeming investors in any distribution of assets of the relevant SPhinX Company or segregated portfolio?

(ii)           Impact

These Issues concern the status of investors who would subject to the answers to these Issues rank as Redemption Creditors or alongside third party creditors. If they do not rank as Redemption Creditors or alongside third party creditors they will rank alongside equity. There is also a question as to whether their rights are restricted to certain assets. The answers to these Issues will affect S Shareholders, Redemption Creditors and Shareholders.

(iii)           JOLs’ Position

The JOLs consider that third party creditors rank ahead of valid redemption creditors. For the reasons explained in Mr. Krys’ 63rd affidavit they propose to argue that Redemption Creditors rank ahead of non-redeeming investors for the purposes of Section 37. Whether investors who sought to redeem their shares are confined to particular assets is also addressed under Issues 12 and 13. Issue 17 d. needs to be addressed with Issues 4 and 5.

(i)           Issues

19.
Did a redemption request made in relation to the shares of a Sphinx Company which is a Feeder Fund give rise to a redemption request in relation to the Feeder Fund’s shares in the appropriate Master Fund and did a redemption request made in relation to the shares of a Master Fund give rise to a redemption request in respect of the shares of the appropriate SPC?

(ii)           Impact

This Issue will resolve the question whether the SPhinX Companies have creditor claims against each other. This matters because those Sphinx Companies that are master funds and those companies that are SPCs had third party investors (in fact a substantial number) who may rank as creditors in those companies. If the higher tiered SPhinX Company made redemption requests to its subsidiary then it might themselves rank as creditor in the liquidation of that subsidiary with the same priority as any other external investors who had become redemption creditors of the subsidiary in their own right.

(iii)           JOLs’ Position

The JOLs’ are not convinced by the argument that implied redemption requests were made within the group of SPhinX Companies or that adequate entries were made to reflect redemptions. The result would be that the SPhinX Companies that are Feeder Funds merely hold equity in those SPhinX Companies that were Master Funds and the Master Funds also hold only equity in those SPhinX Companies that are SPCs. The JOLs understand that shareholders of Sphinx Limited are prepared to argue the contrary view, namely that there were such implied redemption requests.

V.           Do misrepresentation claims by Investors rank as creditor claims?

(i)           Issues

20.
Do any claims of investors for misrepresentations made in respect of their investment in any of the companies within the SPhinX group in which they now hold shares or have in the past held shares rank as creditors and, if so, do they rank equally with those of any other creditors or are such claims inadmissible in the liquidation by virtue of the principle in Houldsworth v City of Glasgow Bank (1879-80) L.R.5 App. Cas. 317) or otherwise?

(ii)           Impact

It has been suggested that investors have grounds for arguing that they were misled by the overstatement of assets (which failed to take account of the RCM deposit) and by the concealment of the Refco fraud. As a result some placed money with the SPhinX Companies and others retained their investments and did not seek to redeem their positions.

(iii)           JOLs’ Position

The JOLs do not believe that any of the investors would advance such an argument as none have sought to do so to date.

SECTION C	MONIES AVAILABLE FOR INTERIM PAYMENTS OR DISTRIBUTIONS

(i)           Issues

21.
Should the JOLs seek to establish the minimum asset and maximum liability position of (a) the SPhinX Companies and (b) the segregated portfolios of the SPCs with a view to making an interim payment to creditors or an interim distribution to shareholders, even if the true net asset position of such company or segregated portfolio cannot be ascertained?

22.
In relation to each SPhinX Company and each segregated portfolio of an SPC, and having regard to the answers to the questions above, can an (interim) payment be made to creditors and if so, on what basis?

23.
In relation to any SPhinX Company which has a surplus of assets after payment of the creditors of that company or of a segregated portfolio within an SPC, which shareholders of that company are entitled to receive a distribution of such surplus assets and how should their entitlement be determined? Can an interim distribution be made to such persons, and if so, on what basis?

(ii)           Impact

This group of Issues cannot be determined until Issues 4 to 10 have been resolved.

(ii)           JOLs’ Position

Issues 21 to 23 cannot be answered until Issues 4 to 10 have been resolved which themselves may well have to be resolved after the Issues in Section B.

Dated 26 May 2010

JOLs’ Position Paper re Liquidation Issues as at 26 May 2010

Sphinx Group of Companies (In Official Liquidation)
Summary Flowchart of the Liquidation Issues per JOLs’ Position Paper as at 26 May 2010

Notes:

1.	The figures within the brackets relate to the Liquidation Issues identified in the JOLs’ Position Paper as at 26 May 2010.
2.	The above is a simplified flowchart that may not address all possibilities.
3.	To be read only in conjunction with the JOLs’ Position Paper on the Liquidation Issues as at 26 May 2010.